Exhibit 99.4

NOTE: THIS PROXY FORM SHOULD BE USED BY A REGISTERED SHAREHOLDER WISHING TO APPOINT A PROXY HOLDER FOR THE 2016 ANNUAL GENERAL MEETING OF PROQR THERAPEUTICS N.V. IF YOU HOLD YOUR SHARES THROUGH A BANK, A FINANCIAL INSTITUTION, OR OTHER FINANCIAL INTERMEDIARY, YOU ARE CONSIDERED A “BENEFICIAL OWNER” AND SHOULD NOT USE THIS PROXY FORM. IN ORDER TO EXERCISE YOUR MEETING RIGHTS BY PROXY, PLEASE FOLLOW THE INSTRUCTIONS AND USE THE VOTING INSTRUMENT PROVIDED BY THE BANK, FINANCIAL INSTITUTION, ACCOUNT HOLDER OR OTHER FINANCIAL INTERMEDIARY THAT HOLDS YOUR SHARES.

To	: ProQR Therapeutics N.V.
Address	: Darwinweg 24, 2333 CR Leiden, the Netherlands
Attn	: Sariette Witte
E-mail	: ir@proqr.com

For the Annual General Meeting of Shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Tuesday, June 21, 2016, at 16:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

The undersigned,

(name),

(address),

(postal code and town),

(country),

hereinafter referred to as the “Shareholder”, acting in his capacity of registered holder of                                  (number) of shares in the capital of the Company,

hereby declares to grant a proxy to:

(name),

(address),

(postal code and town),

(country),

to represent the Shareholder at the AGM of the Company and to speak on behalf of the Shareholder and to vote on the shares in respect of the voting items on the agenda for the AGM, in the manner as set out hereinafter.

Nr.	Agenda	For	Against	Abstain
4.	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2015
5.	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015
6.	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015
7.	Amendment compensation policy Management Board (voting item)
8.(i)	Appointment James Shannon as new member of the Supervisory Board
8.(ii)	Reappointment of Supervisory Board member Dinko Valerio
8.(iii)	Reappointment of Supervisory Board member Henri Termeer
8.(iv)	Reappointment of Supervisory Board member Antoine Papiernik
8.(v)	Reappointment of Supervisory Board member Alison Lawton
8.(vi)	Reappointment of Supervisory Board member Paul Baart
9.	Amendment compensation principles Supervisory Board
10.	Amendment articles of association of the Company
11.	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017
12.	Authorization of the Management Board to acquire ordinary shares in the capital of the Company

In the absence of a clear instruction, the vote will be cast in favour of the proposal concerned. If no person is appointed above, the proxy will be deemed to have been granted to Rene Beukema, Chief Corporate Development Officer & General Counsel of the Company.

The written power of attorney is granted with the right of substitution and with full indemnification of the proxy or proxies for all actions taken in relation to the power of attorney.

Signature:

Place:

Date:

POWER OF ATTORNEY

AGM PROQR THERAPEUTICS N.V.

JUNE 21, 2016

[insert full name], [a legal entity organized and existing under the laws of [insert country], with its corporate seat in [insert name city], having its offices in [insert address]] [[insert full name], having his or her address at [insert address + country]] (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐                                            (possibility to include name of authorized person)

☐  Rene Beukema, retained by ProQR (as defined below) (the “Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“ProQR”), with its corporate seat in Leiden, The Netherlands, with address Darwinweg 24, 2333 CR Leiden, The Netherlands, at the Annual General Meeting of Shareholders of ProQR to be held at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands, on June 21, 2016 at 16:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date of the General Meeting May 24, 2016 and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 4	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2015

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Amendment compensation policy Management Board (voting item)

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8i	Appointment James Shannon as new member of the Supervisory Board

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8ii	Reappointment of Supervisory Board member Dinko Valerio

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8iii	Reappointment of Supervisory Board member Henri Termeer

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8iv	Reappointment of Supervisory Board member Antoine Papiernik

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8v	Reappointment of Supervisory Board member Alison Lawton

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8vi	Reappointment of Supervisory Board member Paul Baart

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Amendment compensation principles Supervisory Board

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10	Amendment articles of association of the Company

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 11	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 12	Authorization of the Management Board to acquire ordinary shares in the capital of the Company

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in                                     on                         , 2016.

Please email a copy to:
ProQR Therapeutics N.V.
Attn. Sariette Witte email:ir@proqr.com

Please mail the original power of attorney to:
ProQR Therapeutics N.V.
Attn. Sariette Witte
Darwinweg 24
2333 CR Leiden
The Netherlands